June 30, 2022

VIA EDGAR AND FACSIMILE

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn: Donald Field

Re:	Newegg Commerce, Inc. Request to Withdraw Registration Statement on Form F-1 File No. 333-261077

Ladies and Gentlemen:

Newegg Commerce, Inc. (the “Registrant”) previously filed the above-referenced registration statement on Form F-1 on November 15, 2021 (the “Registration Statement”), and an amendment to the Registration Statement on December 10, 2021.  Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Registration Statement, together with all exhibits and amendments thereto, be withdrawn at your earliest convenience. The Registration Statement has not been declared effective by the Commission.

The Registration Statement was filed with the Commission in connection with a proposed public offering of the Registrant’s common shares, par value $0.021848 per share (the “Common Shares”). The Registrant still contemplates doing an offering, however, we intend to register the Common Shares on Form F-3 so that it may incorporate certain information by reference from the Registrant’s current and future periodic reports, in accordance with applicable rules of the Securities Act and the Securities Exchange Act of 1934. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrant represents that none of its Common Shares have been sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal via facsimile to our counsel, David C. Lee of Gibson, Dunn & Crutcher LLP at (949) 475-4742. If you have any questions, please contact Mr. Lee at (949) 451-3842 or Eric M. Scarazzo of Gibson, Dunn & Crutcher LLP at (212) 351-2389.

Sincerely,

/s/ Anthony Chow

Name: Anthony Chow
Title: Chief Executive Officer